Exhibit 99.2

Nuvini Regains Full Compliance with Nasdaq

~ Confirms 2026 EBITDA Targets ~

~ Reaffirms Plan to Announce Long-Term Profitability and Value-Creation Goals in the Coming Weeks ~

NEW YORK, Oct. 20, 2025 (GLOBE NEWSWIRE) -- Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a leading acquirer and operator of vertical market SaaS businesses in Latin America, received a written delisting determination notice on October 14, 2025 from the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it had determined that the Company’s securities would be scheduled for delisting from the Nasdaq Capital Market and would be suspended at the opening of business on October 23, 2025, unless the Company requested an appeal of such determination by October 21, 2025. The delisting determination had been issued because the bid price of the Company’s ordinary shares had closed at less than $1 per share over the previous 30 consecutive business days, and, as a result, did not comply with Listing Rule 5550(a)(2) (the “Rule”), and the Company is not eligible for a second 180-day period to regain compliance because it does not comply with the minimum stockholders’ equity initial listing requirement for The Nasdaq Capital Market.

Subsequently, as of October 20, 2025, Nuvini has received written notice from the Nasdaq indicating that Nuvini has regained full compliance with the Rule 5550(a)(2) since the ordinary shares of the Company had closed above $1 per share over a 10 consecutive business days period beginning on October 6, 2025 and ending on October 16, 2025, and the matter is now closed.

Pierre Schurmann, Founder and Chief Executive Officer of Nuvini, stated, “We’re pleased to have received Nasdaq’s confirmation of full compliance, which reaffirms the strength of our position as a listed company. We’re building a durable and profitable SaaS platform across Latin America, following the same disciplined playbook proven by Constellation Software and Roper Technologies, one that enabled both to compound value for decades. Over the coming weeks, we look forward to sharing our long-term profitability and value-creation goals, which we believe will underscore Nuvini’s significant upside and compounding potential.”

Company Outlook

For the twelve months ending December 31, 2025, Nuvini expects to generate approximately R$50 to R$60 million of EBITDA, excluding the impact of acquisitions. At its current market value of roughly $45 million, the midpoint of guidance implies an EV/EBITDA multiple below 4.5x, underscoring the substantial disconnect between fundamentals and valuation.

Targets in the Company’s current acquisitions pipeline with signed letters of intent, if acquired, would contribute to an increase in the Company’s annualized run-rate EBITDA to approximately R$85–95 million by the end of Q1 2026. The Company expects to provide more color on its long-term profitability and value-creation goals in the following weeks.

For more information, visit https://nuvini.co/.

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is Latin America’s leading acquirer of business to business (B2B) software as a service (SaaS) companies. The Company focuses on acquiring profitable, high-growth SaaS businesses with strong recurring revenue and cash flow generation. By fostering an entrepreneurial environment, Nuvini enables its portfolio companies to scale and maintain leadership within their respective industries. The company’s long-term vision is to buy, retain, and create value through strategic partnerships and operational expertise.

Forward-Looking Statements

Statements about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. The Company cannot guarantee future results, levels of activity, performance, or achievements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, without limitation: the Company’s ability to complete the potential acquisitions on the anticipated timeline or at all; general market conditions that could affect the consummation of the potential acquisition; if definitive documents with respect to a potential acquisition are executed, whether the parties will achieve any of the anticipated benefits of any such transactions; and other factors discussed in the “Risk Factors” section of the Company’s Ǫuarterly and Annual Reports filed with the Securities and Exchange Commission (“SEC”) and the risks described in other filings that the Company may make with the SEC. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Any forward-looking statements speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. We caution you, therefore, against relying on any of these forward-looking statements.

Nuvini Investor Relations Contact

Sofia Toledo
ir@nuvini.co

MZ North America
NVNI@mzgroup.us